Shareholder Meeting Results:
The Fund held its annual shareholder meetings on March 13, 2009.
Common and/or Preferred shareholders voted as indicated below:
  	  	  	  	                        Withheld
	  	                 	Affirmative     Authority
Class II Director:
   Election of Diana L. Taylor	  	5,094,690	 1,774,907
Class III Director:
   Re-election of R. Peter Sullivan III	5,132,439	 1,737,158
Messrs. Paul Belica, Robert E. Connor*, Hans W. Kertess, John C. Maney* and William B. Ogden IV continue to serve as Directors of the Fund.

 * Preferred Stock Director; Diana L. Taylor was appointed to serve as a Preferred Shares Trustee to fill a vacancy resulting from the death of John J. Delessandro in September 2008.

2. Approve the proposal to liquidate and dissolve the Fund, as set forth in the Plan of Liquidation and Dissolution adopted by the Board of Directors of the Fund.

Affirmative		 3,699,857.564
Against 		   588,670.010
Abstain		            88,021.959
Broker Non-votes	 2,493,047.000